SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
   Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. (“Telvent”) has been informed by Manuel Sánchez Ortega, Telvent’s Chairman and Chief Executive Officer, that on February 6, 2007, the prosecutor in the Xfera case filed an appeal to the Audiencia Nacional against the order declaring the proceedings null and void and dismissing the charges against Mr. Sánchez and the executives of Abengoa S.A. named as defendants in the case, as described in our Form 6-K filed on January 29, 2007. Mr. Sánchez received the official notification of this appeal on February 9, 2007 and has five days from that date to file a response to the appeal. A judge subsequently will make a non-appealable ruling on the appeal.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)

By:	/s/Lidia García Páez

	Name:	Lidia García Páez
	Title:	Legal Counsel
Date: February 13, 2007

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